                                             Filed Pursuant to Rule 424(b)(3)
                                                  SEC File No. 333-96201
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 11, 2000)




                        1,035,000 Shares

                      Willbros Group, Inc.

                          Common Stock

                        -----------------



     The following information supplements, and must be read in connection with, the information contained in the accompanying prospectus dated February 11, 2000, relating to up to 1,035,000 presently outstanding shares of our common stock which may be offered for sale from time to time by the selling stockholders. This prospectus supplement must be delivered with a copy of the accompanying prospectus.

     The information contained in this prospectus supplement replaces in its entirety the information provided in the accompanying prospectus under the caption "Selling Stockholders."



     Investing in our common stock involves certain risks which are described in the section entitled "Risk Factors" beginning on page 4 of the accompanying prospectus.

                      --------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                      --------------------





           Prospectus Supplement dated March 31, 2000


                        TABLE OF CONTENTS
                                                            Page
                                                            ----


Prospectus Supplement
---------------------
Selling Stockholders                                         S-3

Prospectus
----------
Where You Can Find More Information                            2
About Willbros Group, Inc.                                     4
Recent Development                                             4
Risk Factors                                                   4
Forward-Looking Statements                                     9
Use of Proceeds                                               10
Selling Stockholders                                          11
Description of Capital Stock                                  11
 Common Stock                                                 12
 Preferred Stock                                              12
 Class A Preferred Stock                                      12
 Stockholder Rights Plan                                      13
 Anti-Takeover Effects of Provisions of Our Articles of
  Incorporation and By-laws                                   14
 Transfer Agent and Registrar                                 15
Plan of Distribution                                          15
Legal Opinion                                                 16
Experts                                                       16


                      --------------------


  You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these shares of common stock or soliciting an offer to buy these shares of common stock in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement and accompanying prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                      SELLING STOCKHOLDERS

  The following table sets forth information with respect to the selling stockholders and the shares of our common stock that they may offer. Except for the transaction described below, none of the selling stockholders has had a material relationship with us or any of our subsidiaries within the past three years. The selling stockholders may from time to time offer and sell any or all of their shares offered hereby. Because the selling stockholders are not obligated to sell their shares, and because the selling stockholders may acquire additional shares of our common stock in the public market, we cannot estimate the number of shares that will be beneficially owned by them after completion of this offering. The table sets forth, to our knowledge, information about the selling stockholders as of the date of this prospectus supplement.


                               Number       Percentage
                              of Shares     of Shares
                            Beneficially    of Common       Number
                               Owned       Stock Owned     of Shares
      Name of                 Prior to      Prior to      that May be
 Selling Stockholder        the Offering   the Offering     Offered
--------------------        ------------   ------------   -----------


Curran Holdings, Inc.          753,155        5.38%         698,155

R&P Partners                   173,732        1.24          173,732

William R. Phillips             66,134          *            66,134

Paul Gene Rogers                66,134          *            66,134

John E. Allen, Jr.              10,282          *            10,282

J. Alec Mize                    10,282          *            10,282

Ralph Pendarvis                 10,281          *            10,281


-------------------
*Less than 1%



  On January 24, 2000, we completed the acquisition of Rogers & Phillips, Inc., a Delaware corporation. The acquisition was accomplished by merging a wholly owned subsidiary of Willbros with and into Rogers & Phillips, with Rogers & Phillips surviving the merger as a wholly owned subsidiary of Willbros. In the merger, we issued 1,035,000 shares of our common stock and paid an aggregate of $1,516,848 in cash to the former stockholders of Rogers & Phillips. Each of the selling stockholders listed above is a former stockholder of Rogers & Phillips or is a transferee of a former stockholder of Rogers & Phillips and has agreed to be bound by the terms applicable to the former stockholder under the shelf registration agreement described below.

  In connection with our acquisition of Rogers & Phillips, we and the former stockholders of Rogers & Phillips entered into a shelf registration agreement. Under the shelf registration agreement, we agreed to prepare and file a registration statement with the SEC covering the resale of the 1,035,000 shares. We also agreed to use our reasonable best efforts to cause the registration statement to become effective and to generally keep the registration statement continuously effective for a period of two years from January 24, 2000, or, if earlier, until all of the shares are sold under the registration statement. If immediately following the initial two year effectiveness period of the registration statement, there are any remaining shares that may not be sold in the open market in the United States without limitation as to volume or manner of sale restrictions and without any requirement to file any forms or reports with the SEC under the Securities Act of 1933, we will use our reasonable best efforts to keep the registration statement continuously effective for an additional six months. Under certain circumstances, in connection with a transfer of the shares covered by the shelf registration agreement, the selling stockholders may assign their rights under the agreement to sell the shares under this prospectus. This prospectus may also be used by transferees, assignees, distributees and pledgees of the selling stockholders.

  This prospectus, as supplemented hereby, constitutes a part of the registration statement filed by us as required by the shelf registration agreement.

                         1,035,000 Shares

                       Willbros Group, Inc.

                           Common Stock

                        ------------------




     Up to 1,035,000 presently outstanding shares of our common stock may be offered for sale from time to time by the selling stockholders named on page 10 of this prospectus. We will not receive any of the proceeds from the sale of these shares.

     Our common stock is traded on the New York Stock Exchange under the symbol "WG." On February 10, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $5.75 per share.



     Investing in our common stock involves certain risks which are described in the section entitled "Risk Factors" beginning on page 4.

                        ------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                        ------------------







                  Prospectus dated February 11, 2000


                         TABLE OF CONTENTS
                                                              Page
                                                              ----

Where You Can Find More Information                             2
About Willbros Group, Inc.                                      4
Recent Development                                              4
Risk Factors                                                    4
Forward-Looking Statements                                      9
Use of Proceeds                                                10
Selling Stockholders                                           11
Description of Capital Stock                                   11
     Common Stock                                              12
     Preferred Stock                                           12
     Class A Preferred Stock                                   12
     Stockholder Rights Plan                                   13
     Anti-Takeover Effects of Provisions of Our Articles
      of Incorporation and By-laws                             14
     Transfer Agent and Registrar                              15
Plan of Distribution                                           15
Legal Opinion                                                  16
Experts                                                        16


                        -------------------


  You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell these shares of common stock and it is not soliciting an offer to buy these shares of common stock in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                       --------------------



                WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York.

  This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. This prospectus contains statements concerning documents filed as exhibits. For the complete text of any of these documents, we refer you to the copy of the document filed as an exhibit to the registration statement.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered by this prospectus have been sold or we otherwise terminate the offering of these shares:

    -     Our Annual Report on Form 10-K for the year ended
          December 31, 1998;
    - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999;
    -     Our Current Report on Form 8-K dated April 1,
          1999;
    - The description of our common stock contained in our registration statement on Form 8-A, dated July 19, 1996, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description; and
    - The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, dated April 9, 1999, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.


  We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy of these filings by writing or telephoning us at the following address:

                John N. Hove, General Counsel and Secretary
                Willbros USA, Inc.
                600 Willbros Place
                2431 East 61st Street
                Tulsa, Oklahoma 74136-1267
                (918) 748-7000

                    ABOUT WILLBROS GROUP, INC.

  We are one of the leading independent contractors serving the oil and gas industry, providing construction, engineering and specialty services to industry and government entities worldwide. We place particular emphasis on projects in developing countries where we believe our experience gives us a competitive advantage. Our construction services include the building and replacement of major pipelines and gathering systems, shallow water pipelay and maintenance, flow stations, pump stations, gas compressor stations, gas processing facilities, oil and gas production facilities, piers, dock facilities and bridges. Our engineering services include feasibility studies, conceptual and detailed design, field services, material procurement and overall project management. Our specialty services include dredging, pipe coating, pipe double jointing, removal and installation of flowlines, fabrication of piles and platforms, maintenance and repair of pipelines, stations and other facilities, pipeline rehabilitation, general oilfield services and transport of oilfield equipment, rigs and vessels.

  Our principal offices are located at Dresdner Bank Building, 50th Street, 8th Floor, Panama 5, Republic of Panama, and our telephone number is (50-7) 263-9282. Administrative services are provided to us by our subsidiary, Willbros USA, Inc., which is located at 600 Willbros Place, 2431 East 61st Street, Tulsa, Oklahoma 74136-1267, and its telephone number is (918) 748-7000.


                        RECENT DEVELOPMENT

  On January 24, 2000, we completed the acquisition of Rogers & Phillips, Inc., a Delaware corporation. The acquisition was accomplished by merging a wholly owned subsidiary of Willbros with and into Rogers & Phillips, with Rogers & Phillips surviving as a wholly owned subsidiary of Willbros. In the merger, we issued to Rogers & Phillips stockholders 1,035,000 shares of our common stock and paid to those stockholders an aggregate of $1,516,848 in cash.

  Rogers & Phillips provides a full range of construction services for pipeline operating companies, including station and piping projects in congested urban areas and inside plants, as well as cross-country pipelines.


                           RISK FACTORS

  An investment in our common stock involves a number of risks. You should carefully consider the following risk factors, together with all other information contained in this prospectus and the documents incorporated by reference, before you decide to acquire any shares of our common stock. Each of these risk factors could adversely affect our business, results of operations and financial condition, as well as adversely affect the value of an investment in our common stock.

Our Business is Highly Dependent Upon the Oil and Gas Industry

  The demand for our services depends largely on the conditions prevailing in the international oil and gas industry, and specifically the level of capital expenditures of major international oil and gas companies. As a result, our business and results of operations may be adversely affected during periods of reduced activity in the oil and gas industry. There are numerous factors beyond our control that influence the level of capital expenditures of oil and gas companies, including:

  -  current and projected oil and gas prices;
  -  exploration, production and transportation costs;
  -  the discovery rate of new oil and gas reserves;
  -  the sale and expiration dates of leases and concessions;
  -  local and international political and economic conditions;

  - the ability or willingness of host country government entities to fund their budgetary commitments;
  -  technological advances; and
  - the abilities of oil and gas companies to generate and access capital.


Our Business May Be Susceptible to Fluctuating Revenues and Cash Flow

  We are dependent upon major construction projects to enhance our revenues and cash flow. The availability of these types of projects is dependent upon the condition of the oil and gas industry. Our failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts are factors that could result in the under-utilization of our resources, which would have an adverse impact on our revenues and cash flow.

We May Be Adversely Affected by a Concentration of Business in a
Particular Country

  Due to a limited number of major projects worldwide, we may, at any one time, have a substantial portion of our resources dedicated to one country. Therefore, our results of operations are susceptible to adverse events beyond our control which may occur in a particular country in which our business may be concentrated. For the last three years, our contract revenues were generated in the following countries:


                                            Percentage of Contract Revenues
                                            For the Year Ended December 31,
                                            -------------------------------
     Country                                  1998        1997        1996
     -----                                    ----        ----        ----

     United States                             33%         31%         17%

     Venezuela                                 26          13          10

     Nigeria                                   17          30          44

     Indonesia                                  9          11           *

     Oman                                       6           9          12

     Ivory Coast                                5           -           -

     Pakistan                                   3           6          17

     Others                                     *           *           *

     ------------------

     *less than 1%.


Operating profit attributable to projects in Africa accounted for 115%, 132% and 120% of total operating profit in the years 1998, 1997 and 1996, respectively. At December 31, 1998, approximately 35% of the Company's property, plant and equipment was located in Nigeria, 28% in Venezuela and 16% in the United States. Our operations and assets are subject to various risks inherent in conducting business in these countries.

Our Business is Dependent on a Limited Number of Key Clients

  We operate primarily in a single operating segment in the oil and gas industry, providing construction, engineering and specialty services to a limited number of clients. Much of our success depends on developing and maintaining relationships with our major clients and obtaining a share of contracts from these clients. The loss of any of our major clients could have a material adverse affect on our operations. Our ten largest clients were responsible for 78% of our revenues in 1998, 74% of our revenues in 1997 and 82% of our revenues in 1996.

Our Significant International Operations Are Subject To Political and Economic Risks of Developing Countries

  We have substantial operations and assets in developing countries in Africa, Asia, the Middle East and South America.
Accordingly, we are subject to risks which ordinarily would not be expected to exist in the United States, Canada, Japan or western
Europe.  Some of these risks include:

  -  foreign currency restrictions;
  -  extreme exchange rate fluctuations;
  -  expropriation of assets;
  -  civil uprisings and riots;
  -  availability of suitable personnel and equipment;
  -  termination of existing contracts;
  -  government instability; and
  - legal systems of decrees, laws, regulations, interpretations and court decisions which are not always fully developed and which may be retroactively applied.

Our operations in developing countries may be adversely affected in the event any governmental agencies in these countries interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or western Europe. We may be subject to unanticipated taxes including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments which could have a material adverse effect on our results of operations for any quarter or year.

   Given the unpredictable nature of the risks described in the preceding paragraph, there is no assurance that these risks will not result in a loss of business which could have a material adverse effect on our results of operations. We have attempted to mitigate the risks of doing business in developing countries by:

  - separately incorporating our operations in many of these countries;
  -  working with local partners in these countries;
  - contracting whenever possible with major international oil and gas companies;
  - obtaining sizeable down payments or securing payment guarantees;
  - entering into contracts providing for payment in U.S. dollars instead of the local currency whenever possible;
  -  maintaining reserves for credit losses;
  - maintaining insurance on equipment against political risks and terrorism;
  -  limiting our capital investment in each country; and
  - retaining local advisors to assist us in interpreting the laws, practices and customs of the countries in which we operate.

  From time to time, international oil companies operating in Nigeria, including one of our major clients, have expressed concern over the Nigerian government's tardiness in meeting its payment obligations and have threatened to reduce their planned investments, and/or cut production, in Nigeria. In addition, indecision by the Nigerian government over agreeing to budget expenditure plans for oil companies involved in joint ventures with the Nigerian National Petroleum Corporation may also lead these companies to curtail their planned investments in Nigeria. Any reduction in the level of investment or production could reduce the amount of contract work awarded in Nigeria which could materially adversely affect our business and results of operations. We cannot predict whether any actions will be taken in the future and, if taken, the extent to which any of these actions would impact our current or future prospects in Nigeria.

We Are Dependent Upon the Services of Our Senior Management

  Our success depends heavily on the continued services of our senior management. We cannot be certain that any of these individuals will continue in their capacity for any particular period of time. The loss or interruption of services provided by one or more of our senior officers could adversely affect our results of operations. Furthermore, we cannot assure you that we will continue to attract and retain sufficient qualified personnel.

Our Dependence Upon Fixed Price Contracts Could Adversely Affect
Our Operating Results

  A substantial portion of our projects are currently performed on a fixed-price basis, although some projects are performed on a cost-plus or day-rate basis or some combination of the foregoing. We attempt to cover increased costs resulting from anticipated changes in labor, material and service costs of long-term contracts either through an estimation of these anticipated changes, which is reflected in the original price, or through price adjustment clauses. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. These variations and the risks generally inherent in construction may result in the actual gross profits realized being different from those originally estimated and in reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turn-key contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

Percentage-Of-Completion Method of Accounting for Contract
Revenues May Result in Material Adjustments Adversely Affecting
Our Operating Results

  Our contract revenues are recognized using the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage of completion are reflected in contract revenues in the period when these estimates are revised. These estimates are based on management's reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, we would recognize a credit or a charge against current earnings, which could be material.

Our Operations Are Subject to a Number of Operational Risks

  Our business operations include pipeline construction, dredging, pipeline rehabilitation services, marine support services and the operation of vessels and heavy equipment. These operations involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator or navigational error could cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment and suspension of operations. In locations where we perform work with equipment that is owned by others, our continued use of the equipment can be subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties. Litigation arising from the occurrence of any of these events could result in our being named as a defendant in lawsuits asserting substantial claims.

  We maintain risk management and safety programs to mitigate the effects of loss or damage. These programs have historically resulted in favorable loss ratios and cost savings. While we maintain the insurance protection we deem prudent, there can be no assurance that our insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our financial condition and results of operations. Moreover, we cannot assure you that we will be able to maintain adequate insurance in the future at rates that we consider reasonable.

Governmental Regulations Could Adversely Affect Our Business

  Many aspects of our operations are subject to governmental regulations in the countries in which we operate, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, and our use of local employees and suppliers. In addition, we depend on the demand for our services from the oil and gas industry and, therefore, our business is affected by changing taxes, price controls and laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations by the countries in which we operate for the purpose of curtailing exploration and development drilling for oil and gas for economic and other policy reasons, could adversely affect our operations by limiting demand for our services.

  Our operations are also subject to the risk of changes in foreign and domestic laws and policies which may impose restrictions on our business, including trade restrictions, which could have a material adverse effect on our operations. Other types of government regulation which could, if enacted or implemented, adversely affect our operations include expropriation or nationalization decrees, confiscatory tax systems, primary or secondary boycotts directed at specific countries or companies, embargoes, extensive import restrictions or other trade barriers, mandatory sourcing rules and unrealistically high labor rate and fuel price regulation. We cannot determine to what extent our future operations and earnings may be affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations.

Our Operations Expose Us to Potential Environmental Liabilities

  Our operations are subject to numerous environmental protection laws and regulations which are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for the acts of ours which were in compliance with all applicable laws at the time these acts were performed. We are currently not aware of any non-compliance with any environmental law that could have a material adverse effect on our business or operations.

Highly Competitive Industry Could Impede Growth

  We operate in a highly competitive environment. We compete against government-owned or supported companies and other companies that have substantially greater financial and other resources than we do. In certain markets, there is competition from national and regional firms against which we may not be price competitive.

Our Operating Results Could be Adversely Affected If Our
Non-U.S. Operations Became Taxable in the United States

  We are incorporated in Panama and are not a "controlled foreign corporation" for purposes of U.S. tax law. Our charter contains restrictions, subject to the determination by our Board of Directors in good faith and in its sole discretion, on any transfer of shares of common stock which would make us a "controlled foreign corporation" under U.S. tax law. Moreover, we and our non-U.S. subsidiaries carry out our activities in a manner which we believe, based upon the advice of our counsel, does not constitute the conduct of a trade or business in the United
States. Accordingly, although we report taxable income and pay taxes in the countries where we operate, we believe, based upon our counsel's advice, that income earned by us and our non-U.S.
subsidiaries from operations outside the United States is not reportable in the United States for tax purposes and is not subject to U.S. income tax. If income earned, currently or historically, by us or our non-U.S. subsidiaries from operations outside the United States constituted income effectively connected to a United States trade or business, and as a result became taxable in the United States, we could be subject to U.S. taxes on a basis significantly more adverse than generally would apply to these business operations. In this event, our consolidated operating results could be materially and adversely affected.

Our Stockholder Rights Plan, Articles of Incorporation and By-Laws May Inhibit a Takeover, Which May Adversely Affect the Performance of Our Stock

  Our stockholder rights plan and provisions of our articles of incorporation and by-laws may discourage unsolicited takeover proposals or make it more difficult for a third party to acquire us, which may adversely affect the price that investors might be willing to pay for our common stock. For example, our articles of incorporation and by-laws provide for a classified board of directors, restrict the ability of stockholders to take action by written consent, authorize the board of directors to designate the terms of and issue new series of preferred stock and provide for restrictions on the transfer of any shares of common stock to prevent us from becoming a "controlled foreign corporation" under United States tax law. We have also adopted a stockholder rights plan which gives holders of common stock the right to purchase additional shares of our capital stock if a potential acquirer purchases or announces a tender or exchange offer to purchase 15% or more of our outstanding common stock.

Our Stock Price May Be Volatile

  The market price of our common stock could be subject to significant fluctuations in response to variations in operating results, conditions in the oil and gas industry and other factors. In addition, the stock market has in recent years experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stocks are traded. Broad market fluctuations, as well as general economic conditions such as a recessionary period or high interest rates, may adversely affect the market price of our common stock.

Year 2000 Risks Could Adversely Affect Our Operations

  Failure by us, our customers, our suppliers or other third parties to become Year 2000 compliant on a timely basis could result in a material disruption of our business activities or operations. As of the date of this prospectus, we have not experienced any significant Year 2000 problems. However, due to the uncertainty regarding Year 2000 compliance on the part of third parties, it is possible that Year 2000 problems could have an adverse impact on our business and results of operations.


                    FORWARD-LOOKING STATEMENTS

  This prospectus and the documents we incorporate by reference include "forward-looking statements" about our financial condition, results of operations, business and industry. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus, which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe," "intend," "expect," "anticipate,"
"project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements.

  These forward-looking statements include, among others:

  -     our Year 2000 plans;
  -     the amount and nature of future capital
        expenditures;
  -     demand for our services;
  - the amount and nature of future investments by foreign and domestic governments;
  - expansion and other development trends of the oil and gas industry;
  -     business strategy; and
  - expansion and growth of our business and operations.

  These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including:

  - the risk factors discussed in this prospectus and in the documents we incorporate by reference;
  -     general economic, market or business conditions;
  - the nature or lack of business opportunities that may be presented to and pursued by us;
  -     changes in laws or regulations; and
  - other factors, most of which are beyond our control.

  Consequently, all of the forward-looking statements made in this prospectus and in the documents we incorporate by reference are qualified by these cautionary statements. Because these forward-looking statements are subject to risks and uncertainties, there is no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of the document. We assume no obligation to update publicly any of these forward-looking statements, whether as a result of new information, future events or otherwise.


                          USE OF PROCEEDS

  We will not receive any of the proceeds from the sale of shares of common stock offered by this prospectus.

                       SELLING STOCKHOLDERS

  The following table sets forth information with respect to the selling stockholders and the shares of our common stock that they may offer under this prospectus. Except for the transaction described below, neither of the selling stockholders has had a material relationship with us or any of our subsidiaries within the past three years. The selling stockholders may from time to time offer and sell any or all of their shares offered by this prospectus. Because the selling stockholders are not obligated to sell their shares, and because the selling stockholders may acquire additional shares of our common stock in the public market, we cannot estimate the number of shares that will be beneficially owned by them after completion of this offering. The table sets forth, to our knowledge, information about the selling stockholders as of the date of this prospectus.


                     Number of       Percentage
                      Shares        of Shares of     Number of
                   Beneficially     Common Stock    Shares that
Name of Selling   Owned Prior to   Owned Prior to     May be
Stockholder        the Offering     the Offering      Offered
-----------        ------------     ------------      -------

RPH, Inc.            698,154           4.99%          698,154

R&P Partners         336,846           2.41           336,846



  On January 24, 2000, we completed the acquisition of Rogers & Phillips, Inc., a Delaware corporation. The acquisition was accomplished by merging a wholly owned subsidiary of Willbros with and into Rogers & Phillips, with Rogers & Phillips surviving the merger as a wholly owned subsidiary of Willbros. In the merger, we issued 1,035,000 shares of our common stock to the selling stockholders, as former stockholders of Rogers & Phillips, and paid an aggregate of $1,516,848 in cash to those stockholders.

  In connection with our acquisition of Rogers & Phillips, we and the selling stockholders entered into a shelf registration agreement. Under the shelf registration agreement, we agreed to prepare and file a registration statement with the SEC covering the resale of the 1,035,000 shares. We also agreed to use our reasonable best efforts to cause the registration statement to become effective and to generally keep the registration statement continuously effective for a period of two years from January 24, 2000, or, if earlier, until all of the shares are sold under the registration statement. If immediately following the initial two year effectiveness period of the registration statement, the selling stockholders are not able to sell any of their remaining shares in the open market in the United States without limitation as to volume or manner of sale restrictions and without being required to file any forms or reports with the SEC under the Securities Act of 1933, we will use our reasonable best efforts to keep the registration statement continuously effective for an additional six months. Under certain circumstances, in connection with a transfer of the shares covered by the shelf registration agreement, the selling stockholders may assign their rights under the agreement to sell the shares under this prospectus.

  This prospectus constitutes a part of the registration statement filed by us as required by the shelf registration agreement.


                   DESCRIPTION OF CAPITAL STOCK

  We have 36,362,000 authorized shares of capital stock, consisting of (a) 35,000,000 shares of common stock, par value
$.05 per share; (b) 362,000 shares of preferred stock, par value
$100.00 per share; and (c) 1,000,000 shares of Class A preferred stock, par value $.01 per share.

Common Stock

  As of December 31, 1999, 12,948,082 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends as may be declared in the discretion of the Board of Directors out of funds legally available for the payment of dividends.

  The holders of our common stock are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after we pay or provide for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of our common stock have no preemptive, subscription, conversion or redemption rights. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to our nonresident stockholders so long as we continue not to engage in business in the Republic of Panama.

  Our articles of incorporation contain restrictions, subject to the determination by the Board of Directors in good faith and in its sole discretion, on the transfer of any shares of our common stock in order to prevent us from becoming a "controlled foreign corporation" under United States tax law. See "-Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws."

Preferred Stock

  As of the date of this prospectus, there were no outstanding shares of preferred stock. The shares of preferred stock have the terms currently specified in our articles of incorporation. Due to the designated terms of the preferred stock, we do not intend to issue any shares of preferred stock in the future.

Class A Preferred Stock

  As of the date of this prospectus, there were no outstanding shares of Class A preferred stock. Class A preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock.

  The purpose of authorizing the Board of Directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:

  - decrease the amount of earnings and assets available for distribution to holders of common stock;
  - adversely affect the rights and powers, including voting rights, of holders of common stock; and
  - have the effect of delaying, deferring or preventing a change in control.

For example, the Board of Directors, with its broad power to establish the rights and preferences of authorized but unissued Class A preferred stock, could issue one or more series of Class A preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

Stockholder Rights Plan

  On April 1, 1999, our Board of Directors approved a rights agreement with ChaseMellon Shareholder Services, L.L.C., as rights agent, and declared a dividend of one preferred share purchase right ("Right") for each outstanding share of common stock. Each Right, when it becomes exercisable, entitles its registered holder to purchase one one-thousandth of a share of Series A junior participating preferred stock ("Series A preferred stock") at a price of $30 per one one-thousandth of a share.

  The Rights are attached to and trade with shares of our common stock. Currently, the Rights are not exercisable and there are no separate certificates representing the Rights. If the Rights become exercisable, we will distribute separate Rights certificates. Until that time and as long as the Rights are outstanding, any transfer of shares of our common stock will also constitute the transfer of the Rights associated with those common shares. The Rights will expire on April 15, 2009, unless we redeem or exchange the Rights before that date.

  The Rights will become exercisable upon the earlier to occur of:

  - the public announcement that a person or group of persons has acquired 15% or more of our common stock, except in connection with an offer approved by our Board of Directors; or

  - 10 days, or a later date determined by our Board of Directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of our common stock.

  If any person or group of persons acquire 15% or more of our common stock, except in connection with an offer approved by our Board of Directors, each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive that number of shares of our common stock or Series A preferred stock having a value equal to two times the exercise price of the Right.

  In the event that any person or group acquires 15% or more of our common stock and either (a) we are acquired in a merger or other business combination in which the holders of all of our common stock immediately prior to the transaction are not the holders of all of the surviving corporation's voting power or (b) more than 50% of our assets or earning power is sold or transferred, then each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive common shares of the acquiring company having a value equal to two times the exercise price of the Right.

  The Rights are redeemable in whole, but not in part, by action of the Board of Directors at a price of $.005 per Right prior to the earlier to occur of a person or group acquiring 15% of our common stock or the expiration of the Rights. Following the public announcement that a person or group has acquired 15% of our common stock, the Rights are redeemable in whole, but not in part, by action of the Board of Directors at a price of $.005 per Right, provided the redemption is in connection with a merger or other business combination involving our company in which all the holders of our common stock are treated alike and which does not involve the acquiring person or its affiliates.

  In the event shares of Series A preferred stock are issued upon the exercise of the Rights, holders of the Series A preferred stock will be entitled to receive, in preference to holders of common stock, a quarterly dividend payment in an amount per share equal to the greater of (a) $10 or (b) 1,000 times the dividend declared per share of common stock. The Series A preferred stock dividends are cumulative but do not bear interest. Shares of Series A preferred stock are not redeemable. In the event of liquidation, the holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share; thereafter, and after the holders of the common stock receive a liquidation payment of $1.00 per share, the holders of the Series A preferred stock and the holders of the common stock will share the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each share of Series A preferred stock and common stock so held, respectively. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by antidilution provisions.

  Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event that the amount of accrued and unpaid dividends on the Series A preferred stock is equivalent to six full quarterly dividends or more, the holders of the Series A preferred stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the common stock until all cumulative dividends on the Series A preferred stock have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

  The stockholder rights plan is designed to deter coercive takeover tactics that attempt to gain control of our company without paying all stockholders a fair price. The plan discourages hostile takeovers by effectively allowing our stockholders to acquire shares of our capital stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following an acquisition.

Anti-Takeover Effects of Provisions of Our Articles of
Incorporation and By-laws

  Our articles of incorporation, as amended and restated, and our restated by-laws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the Board of Directors and make removal of our management more difficult.

       Classified Board of Directors; Removal of Directors;
       Advance Notice Provisions for Stockholder Nominations

  Our articles of incorporation provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow the procedures outlined in our articles of incorporation. Any proposal to amend or repeal the provisions of our articles of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75 percent or more of the outstanding shares of stock entitled to vote on the matter.

  Unanimous Consent of Stockholders Required for Action by Written
  Consent

  Under our restated by-laws, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

  Issuance of Preferred Stock

  As described above, our articles of incorporation authorize a class of undesignated Class A preferred stock consisting of 1,000,000 shares. Class A preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock. The purpose of authorizing the Board of Directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of our company.

  Restrictions on Transfer of Common Stock

  Our articles of incorporation provide for restrictions on the transfer of any shares of our common stock to prevent us from becoming a "controlled foreign corporation" under United States tax law. Any purported transfer, including without limitation a sale, gift, assignment, devise or other disposition of common stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of our common stock, is subject to a determination by our Board of Directors in good faith, in its sole discretion, that the transfer would not in any way, directly or indirectly, affect our status as a non-controlled foreign corporation. The transferee or transferor to be involved in a proposed transfer must give written notice to our Secretary not less than 30 days prior to the proposed transfer. In the event of an attempted transfer in violation of the provisions of our articles of incorporation relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in the transferred shares of common stock. Nothing in this provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the Board of Directors determines that a transfer has taken place in violation of these restrictions, the Board of Directors may take any action it deems advisable to refuse to give effect to or to prevent the transfer, including instituting judicial proceedings to enjoin the transfer.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.


                       PLAN OF DISTRIBUTION

  We are registering the shares offered under this prospectus on behalf of the selling stockholders. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a selling stockholder after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

  The selling stockholders may sell their shares from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, at negotiated prices, or at varying prices determined at the time of sale.
These transactions may or may not involve brokers or dealers.
The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

  The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

  The selling stockholders also may resell any of their shares that qualify for sale under Rule 144 in open market transactions pursuant to Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus.

  The selling stockholders and any broker-dealers that act in connection with the sale of their shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the

Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

  Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act of 1933. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

  Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

  - the name of the selling stockholder and of the participating broker-dealer(s);
  -  the number of shares involved;
  -  the price at which the shares were sold;
  - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
  - that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
  -  any other facts material to the transaction.

  We will pay all the costs, expenses and fees related to the registration of the shares offered by this prospectus. The selling stockholders will be responsible for the payment of any brokerage commissions, underwriting fees or discounts or fees or expenses of counsel or advisors attributable to the sale of the shares.


                           LEGAL OPINION

  Arias, Fabrega & Fabrega, Panama City, Republic of Panama, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus.


                              EXPERTS

  Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in this prospectus in reliance upon the report of KPMG, independent certified public accountants, incorporated by reference in this prospectus and upon the authority of said firm as experts in accounting and auditing.